EXHIBIT (a)(5)(iii)
FIRST CITIZENS BANC CORP
100 EAST WATER STREET
SANDUSKY, OH 44870
FOR IMMEDIATE RELEASE
FIRST CITIZENS BANC CORP FILES AMENDMENT TO TENDER OFFER FILING
     Sandusky, Ohio – February 6, 2006 – First Citizens Banc Corp (Nasdaq: FCZA) today filed with the Securities and Exchange Commission (“SEC”) an amendment to the Schedule TO and related Offer to Purchase filed on January 11, 2006, responding to SEC comments. As described in its Offer to Purchase, First Citizens is offering to repurchase up to 500,000 of its common shares for a price of $23.00 per share. First Citizens does not believe that the amendment contains material changes to the tender offer. The amendment may be obtained free of charge on the SEC’s website at www.sec.gov. Shareholders who have questions should contact Keefe, Bruyette & Woods, dealer manager and information agent for the tender offer, at (877) 298-6520.
     First Citizens Banc Corp is financial holding company headquartered in Sandusky, Ohio and engaging in the business of commercial banking and other banking and banking-related activities through its wholly owned subsidiary institutions, including The Citizens Banking Company. As of September 30, 2005, First Citizens had approximately $763 million in assets, and its subsidiaries operated 22 banking offices in north central Ohio. First Citizens’ subsidiaries offer a range of banking services, including commercial and consumer lending, trust and investment services, and deposit services. Additional information on First Citizens Banc Corp. is available on its website: www.fcza.com.

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